UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 0-08791

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
          For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
          For the Transition Period Ended:
          Read Instruction Before Preparing Form. Please Print or Type.
          Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the item(s) to which the
notification relates:                                                                          .
PART I
REGISTRANT INFORMATION

Full name of registrant	PVC Container Corporation
Former name if applicable

Address of principal executive office (Street and number)

2 Industrial Way
City, state and zip code	Eatontown, New Jersey 07724-2202

PART II
RULE 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
          PVC Container Corporation (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2005 within the prescribed time period due to delays experienced in completing the Company’s financial statements. The delays could not be eliminated without unreasonable effort or expense. The Company’s Annual Report on Form 10-K will be filed as soon as practicable and in any event no later than the fifteenth calendar day following the prescribed due date.
PART IV
OTHER INFORMATION
          (1)     Name and telephone number of person to contact in regard to this notification

Jeffrey Shapiro	(732) 542-0060

(Name)	(Area Code) (Telephone Number)
          (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          ☑ Yes     ☐ No

          (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          ☐ Yes     ☑ No
          If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PVC Container Corporation

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2005	By:	/s/ Jeffrey Shapiro
		Name:	Jeffrey Shapiro
		Title:	Senior Vice President & Chief Financial Officer

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